KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2015

	Number of Common Shares	Amount	Accumulated (Deficit)	Total
Balance December 31, 2014	1,000	$ 310,000	$ (12,214)	$ 297,786
Net loss	-	-	(11,855)	(11,855)
Balance December 31, 2015	1,000	$ 310,000	$ (24,069)	$ 285,931

The accompanying notes are an integral part of these financial statements.